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Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-230082
April 1, 2019

Ruhnn Holding Limited

        Ruhnn Holding Limited, or our company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, we or any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at +1-800-831-9146, UBS Securities LLC at +1-888-827-7275, or Top Capital Partners Limited at +86-5621-6660. You may also access our company's most recent prospectus dated April 1, 2019, which is included in Amendment No. 3 to our company's registration statement on Form F-1, as filed with the SEC on April 1, 2019, or Amendment No. 3, by visiting EDGAR on the SEC website at:

        https://www.sec.gov/Archives/edgar/data/1753268/000104746919001823/a2238297zf-1a.htm

        This free writing prospectus reflects amendments that were made in Amendment No. 3 to supplement and update the information contained in our company's preliminary prospectus dated March 29, 2019. All references to page numbers are to page numbers in the Amendment No. 3.

The following paragraph replaces the second paragraph on page 49:

        If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$11.43 per ADS (assuming no exercise of outstanding options to acquire Class A ordinary shares and no exercise of the underwriters' option to purchase additional ADSs), representing the difference between our pro forma as adjusted net tangible book value per ADS of US$1.07 as of December 31, 2018, after giving effect to this offering, and the assumed public offering price of US$12.50 per ADS, the mid-point of the estimated price range set forth on the cover of this prospectus. See "Dilution" for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

Pages 62 and 63

The following section replaces the Dilution section on pages 62 and 63 in its entirety:

 DILUTION

        If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per Class A ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares. Because our Class A ordinary shares and Class B ordinary shares will have the same dividend and other rights, except for conversion and voting rights, the following discussion is presented on the basis of all of our ordinary shares, including Class A ordinary shares and Class B ordinary shares.

        Our net tangible book value as of December 31, 2018 was approximately RMB(165.1) million (US$(24.0) million), or RMB(0.52) (US$(0.08)) per ordinary share as of that date, and US$(0.38) per ADS. Net tangible book value represents the amount of our total assets, less the amount of our intangible assets, goodwill, prepaid IPO expenses and total liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the Hangzhou Dayi Minority Interest Acquisition and issuance and sale by us of 50,000,000 Class A ordinary shares in the form of ADSs in this offering at an assumed initial public offering price of US$12.50 per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us.

        Without taking into account any other changes in net tangible book value after December 31, 2018, other than to give effect to (i) the Hangzhou Dayi Minority Interest Acquisition and (ii) the issuance and sale by us of 50,000,000 Class A ordinary shares in the form of ADSs in this offering at an assumed initial public offering price of US$12.50 per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2018 would have been US$88.9 million, or US$0.21 per outstanding ordinary share and US$1.07 per ADS. This represents an immediate increase in net tangible book value of US$0.29 per ordinary share and US$1.45 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$2.29 per ordinary share and US$11.43 per ADS to investors purchasing ADSs in this offering.

        The following table illustrates such dilution:

	Per ordinary share		Per ADS
Actual net tangible book value per share as of December 31, 2018	US$	(0.08)	US$	(0.38)
Pro forma net tangible book value per share after giving effect to the Hangzhou Dayi Minority Interest Acquisition	US$	(0.07)	US$	(0.33)
Pro forma as adjusted net tangible book value per share after giving effect to the Hangzhou Dayi Minority Interest Acquisition and this offering.	US$	0.21	US$	1.07
Assumed initial public offering price	US$	2.50	US$	12.50
Dilution in net tangible book value per share to new investors in this offering	US$	2.29	US$	11.43

        The amount of dilution in net tangible book value to new investors in this offering set forth above is determined after giving effect to this offering from the public offering price per ordinary share.

        A US$1.00 increase (decrease) in the assumed public offering price of US$12.50 per ADS (the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus) would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$9.3 million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.02 per ordinary share and US$0.11 per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.18 per ordinary share and US$0.89 per ADS, assuming no change to the number of ADS offered by us as set forth on the front cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

        The following table summarizes, on a pro forma basis as of December 31, 2018, the differences between existing shareholders and the new investors with respect to the number of Class A ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Purchased
			Total Consideration			Average Price per Ordinary Share
								Average Price per ADS
	Number	Percent	Amount		Percent
Existing shareholders	363,572,659	87.9%	US$	81,302,501	39.4%	US$	0.22	US$	1.12
New investors	50,000,000	12.1%	US$	125,000,000	60.6%	US$	2.50	US$	12.50
Total	413,572,659	100%	US$	206,302,501	100%	US$	0.50	US$	2.49

        If the underwriters were to fully exercise the over-allotment option to purchase 7,500,000 additional shares of our ordinary shares from us and the selling shareholders, the percentage of shares of our ordinary shares held by existing shareholders would be 86.2%, and the percentage of shares of our common stock held by new investors would be 13.8%.

        The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table replaces the table on page 188 in its entirety:

Underwriters	Number of ADSs
Citigroup Global Markets Inc.
UBS Securities LLC
Top Capital Partners Limited*

Total	10,000,000

*
Legal name of Tiger Brokers (shown on the cover of this prospectus).

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Ruhnn Holding Limited

Pages 62 and 63
DILUTION